RECEIVED

2008 JUN 18 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

08003323

11th June 2008
SG/YPB/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 2 management transactions as published on 10th and 11th June on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

PROCESSED
JUN 20 2008
THOMSON REUTERS

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

dw 6/18

Encl.

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le «Segment SWX Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment «Compatible UE» de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un flux RSS.

Transactions du juin 2008 au juin 2008

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **2**

Emetteur	**Nestlé AG**
Date de la transaction	**09.06.2008** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 520'000.00** (soit CHF 520.00 / titre)
Catégorie du titre	Option Call
ISIN	CH0012056047
Conditions du produit	Call Nestlé S.A. CHF 520 22-Sept-2008 / 1 Call / 10 shares

Détails de transaction supplémentaires	Call Options written by the Non-Executive Board Member
Emetteur	**Nestlé AG**
Date de la transaction	**09.06.2008** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 515'500.00** (soit CHF 515.50 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

END